



02005026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35886 |



## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JAN 1, 2001 (MM/DD/YY) AND ENDING DEC 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| 17667 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 VISATA VIEW
(No. and Street)

| OVERTON | NEVADA | 89040-2287 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS SCHAUMBERG
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

R. PAUL BEARD & ASSOCIATES
(Name — *if individual, state last, first, middle name*)

| 11238 WYNGATE LANE | SANDY | UTAH | 84092 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Thomas J Schaumberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortress Financial & Pension Services, Inc, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public


NOTARY PUBLIC
BRENDA ALLEN
10620 S. State Street
Sandy, Utah 84076
My Commission Expires: July 14, 2004
State of Utah

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R. Paul Beard & Associates

CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITOR'S REPORT

Board of Directors
Fortress Financial and Pension Services, Inc.

We have audited the accompanying balance sheets of Fortress Financial and Pension Services, Inc. as of December 31, 2001 and 2000, and the related statements of income, stockholders's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fortress Financial and Pension Services, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securitites and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 6, 2002

R. Paul Beard & Assoc.

11238 WYNGATE LANE • SANDY, UTAH 84092 • (801) 571-5388

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

BALANCE SHEETS

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | $33,591 | $29,291 |
| Commissions receivable, no allowance for doubtful accounts necessary | 2,500 | 4,096 |
| TOTAL CURRENT ASSETS | 36,091 | 33,387 |
| FIXED ASSETS, net of accumulated depreciation of $14,296 and $13,908 | 1,424 | 1,811 |
| OTHER ASSETS | | |
| Broker-dealer deposits | 10,012 | 10,046 |
| Investments | - | 5,910 |
| TOTAL OTHER ASSETS | 10,012 | 15,956 |
| | $47,527 | $51,154 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| CURRENT LIABILITIES | | |
| Accounts payable | $ 189 | $ 920 |
| Payroll taxes and withholding | 1,671 | 1,280 |
| TOTAL CURRENT LIABILITIES | 1,860 | 2,200 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, no par value, 50,000 shares authorized, 25,000 shares issued and outstanding | 31,700 | 31,700 |
| Retained earnings | 13,967 | 17,254 |
| | 45,667 | 48,954 |
| | $47,527 | $51,154 |

See notes to financial statements.

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

| | Common Stock | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| Balance, December 31, 1999 | $31,700 | $ 7,325 | $ 39,025 |
| Net income | | 35,629 | 35,629 |
| Distributions | | (25,700) | (25,700) |
| Balance, December 31, 2000 | 31,700 | 17,254 | 48,954 |
| Net income | | 2,623 | 2,623 |
| Distributions | | (5,910) | (5,910) |
| Balance, December 31, 2001 | $31,700 | $ 13,967 | $ 45,667 |

See notes to financial statements.

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

STATEMENTS OF INCOME

| | For the year ended December 31, 2001 | 2000 |
|---|---|---|
| Revenues: | | |
| Securities commissions | $ 39,569 | $ 74,614 |
| Selling expenses: | | |
| Commissions | - | 2,236 |
| Quote services fees | 503 | 629 |
| Telephone | 3,121 | 2,909 |
| Total | 3,624 | 5,774 |
| General and administrative expenses: | | |
| Salaries | 16,500 | 18,000 |
| Employee penison plan | 6,500 | 6,020 |
| Payroll taxes | 2,933 | 957 |
| Professional services | 6,670 | 5,790 |
| Insurance | 362 | 283 |
| Office supplies | 538 | 968 |
| Depreciation | 387 | 1,049 |
| Other expenses | 371 | 1,443 |
| Total | 34,261 | 34,510 |
| Net income from operations | 1,684 | 34,330 |
| Other income: | | |
| Interest income | 939 | 1,299 |
| Net income | $ 2,623 | $ 35,629 |

See notes to financial statements.

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

STATEMENT OF CASH FLOWS

| | For the year ended December 31, 2001 | 2000 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ 2,623 | $ 35,629 |
| Add (deduct) adjustments to cash basis: | | |
| Decrease (increase) in accounts receivable | 1,596 | 20,738 |
| Decrease (increase) in other assets | 5,910 | (5,910) |
| Depreciation | 387 | 1,049 |
| Decrease (increase) in deposits | 34 | (7) |
| Increase (decrease) in accounts payable | (731) | (11,871) |
| Increase (decrease) in payroll taxes and withholding | 391 | (1,026) |
| Net cash flow provided by operating activities | 10,210 | 38,602 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of equipment | - | (852) |
| Net cash flow provided (used) by investing activities | - | (852) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Shareholder distributions | (5,910) | (25,700) |
| Net cash flow provided (used) by financing activities | (5,910) | (25,700) |
| NET INCREASE (DECREASE) IN CASH | 4,300 | 12,050 |
| CASH, BEGINNING OF YEAR | 29,291 | 17,241 |
| CASH, END OF YEAR | $ 33,591 | $ 29,291 |

See notes to financial statements.

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

## A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fortress Financial and Pension Serivces, Inc. (the Company), was incorporated under the laws of the State of Utah. The Company is engaged in the providing of brokerage services from the selling and buying of marketable securities for clients.

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the various assets, which lives range from five to seven years. Expenditures for improvements and major renewals are capitalized and amortized. Maintenance and repairs are charged to operations as incurred.

No provision for income taxes has been made. By unanimous consent of its stockholders, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on the earnings of the Company. Rather, the stockholders are responsible for their individual income taxes based on their respective share of the Company's taxable income.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents and accounts receivable. The Company's cash and cash equivalents are primarily in money market accounts and certificates of deposit which do not exceed the insured limits under the provisions of the Federal Deposit Insurance Corporation. Management believes that any credit risks are substantially mitigated by such provisions. Accounts receivable present commissions from the sale of securities which are received within a few days of settlement. Management believes that any credit risks associated with the collection of such balances is minimal.

Pervasiveness of Estimates. The preparation of financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

B. DEPOSITS

The Company is required to maintain interest-earning cash deposits with other broker-dealers for clearing the Company's client marketable securities transactions (See Note D). At December 31, 2001 and 2000, the Company had $10,012 and $10,046, respectively, on deposit with a broker-dealer.

C. NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined under Rule 15c3-1, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, the Company had net capital of $44,243 and $41,233, respectively, which was $39,243 and $36,233, respectively, in excess of its required net capital of $5,000. The Company's net captial ratio was 43.0 to 1 and 41.0 to 1 at December 31, 2001 and 2000, respectively. See Supplementary Schedule 1.

D. COMPANY AS A BROKER-DEALER

In accordance with Rule 17a-15(e)(4) of the U.S. Securities and Exchange Commission, Fortress Financial and Pension Services, Inc. was approved by the National Association of Securities Dealers (NASD) as a Broker-Dealer on September 5, 1986.

As a firm with revenues of less than $500,000 a year, the Company is exempt from the Securities Investor Protection Corporation (SPIC) requirement to file an SPIC Supplemental Report as specified in Rule 17a-5(e)(4).

The Company is also exempt from the requirements of Rule 15c3-3 (computations of amounts required to be on deposit in the special reserve bank and possession and the control rule) of the U.S. Securities and Exchange Commission since all client transactions are cleared through another broker-dealer on a fully disclosed basis.

# FORTRESS FINANCIAL AND PENSION SERVICES, INC.

## SUPPLEMENTARY INFORMATION

Years ended December 31, 2001 and 2000

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE U.S. SECURITIES AND EXCHANGE COMMISSION

SUPPLEMENTARY SCHEDULE 1

December 31, 2001 and 2000

| | 2001 | 2000 |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholder's equity | $45,667 | $48,954 |
| Less non-allowable assets: | | |
| Investments held | - | (5,910) |
| Fixed assets, net | (1,424) | (1,811) |
| Net Capital | $44,243 | $41,233 |
| **AGGREGATE INDEBTEDNESS** | | |
| Liabilities from balance sheet | $ 1,860 | $ 2,200 |
| Total Aggregate Indebtedness | $ 1,860 | $ 2,200 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 124 | $ 147 |
| Minimum dollar net capital requirements of reporting broker or dealer and minimum net capital requirement | $ 5,000 | $ 5,000 |
| Net capital requirement (greater of above two) | $ 5,000 | $ 5,000 |
| Excess net capital at (net capital less minimum requirement) | $39,243 | $36,233 |
| Excess net capital at 100% (net capital less 10% of total aggregate indebtness) | $39,057 | $36,013 |
| Percentage of aggregate indebtedness to net capital | 4.20 | 5.34 |
| Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | 4.53 | 5.07 |

FORTRESS FINANCIAL AND PENSION SERVICES, INC.

SUPPLEMENTARY SCHEDULE 1 (continued)

December 31, 2001 and 2000

## RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE COMPANY'S UNAUDITED FOCUS NET CAPITAL COMPUTATION

There were no material differences between the FOCUS and the Audited Computation of Net Capital at December 31, 2001 and 2000. The differences noted were considered immaterial to the Audited Financial Statements taken as a whole.

## REPORT OF MATERIAL INADEQUACIES FOUND TO EXIST

We reviewed the Company's system of internal controls and maintenance of the accounting records to ensure that (1) all transactions are executed in accordance with management's general or specific authorization, (2) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for the assets, (3) access to assets is permitted only in accordance with management's general or specific authorization, and (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.

Based on our review and evaluation, no material inadequacies were found to exist during the audit period.